UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   October 30, 2007

FPIC Insurance Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-11983   59-3359111
(Commission file number)   (IRS Employer Identification No.)

225 Water Street, Suite 1400
Jacksonville, Florida 32202
(Address of Principal Executive Offices)

(904) 354-2482
(Registrant's Telephone Number, Including Area Code)

www.fpic.com

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.   Regulation FD Disclosure

The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. The information contained in this Current Report on Form 8-K, including the accompanying Exhibit 99.1, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On October 30, 2007, the registrant issued a press release announcing that the Florida Office of Insurance Regulation levied an additional two percent assessment on the 2006 Florida direct written premiums of property and casualty insurance companies operating in Florida, including the registrant's insurance subsidiaries. The full text of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

(d)   Exhibit

Exhibit Number	Description of Exhibit
99.1	Press Release, issued by FPIC Insurance Group, Inc. on October 30, 2007 (furnished pursuant to Item 7.01).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

October 30, 2007

FPIC Insurance Group, Inc.

By: /s/ John R. Byers
John R. Byers
President and Chief Executive Officer


FPIC Insurance Group, Inc.
Exhibit Index to Form 8-K


Exhibit Number	Description of Exhibit
99.1	Press Release, issued by FPIC Insurance Group, Inc. on October 30, 2007 (furnished pursuant to Item 7.01).

Exhibit 99.1


FPIC INSURANCE GROUP, INC.
ANNOUNCES CHARGE FOR GUARANTY FUND ASSESSMENT


JACKSONVILLE, Fla. (Business Wire) – October 30, 2007 – FPIC Insurance Group, Inc. ("FPIC") (NASDAQ: FPIC) was informed today that the Florida Office of Insurance Regulation has levied an additional two percent assessment on the 2006 Florida direct written premiums of property and casualty insurance companies operating in Florida, including FPIC's insurance subsidiaries, with respect to the insolvency of a group of Florida-domiciled homeowner's insurance companies owned by Poe Financial Group.

FPIC will include a $4.2 million pre-tax charge for this assessment in its operating results for the third quarter of 2007, which will be released later today. As allowed by Florida law, FPIC's insurance subsidiaries are entitled to recoup this assessment from their Florida policyholders and intend to make the necessary filings to do so.

Corporate Profile
FPIC Insurance Group, Inc., through its subsidiary companies, is a leading provider of medical professional liability insurance for physicians, dentists and other healthcare providers.

Contact Information
FPIC Insurance Group, Inc.
Investor Relations, Dana Mullins, 904-360-3612
225 Water Street, Suite 1400
Jacksonville, Florida 32202

For all your investor needs,
FPIC is on the Internet at
www.fpic.com
or
e-mail us at
ir@fpic.com.